Rubico Inc.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

December 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RUBICO Inc.
Registration Statement on Form F-1
Originally filed on December 11, 2025
File No. 333-292077

Ladies and Gentlemen:

On December 19, 2025, the undersigned registrant requested acceleration of the effectiveness of the above captioned Registration Statement on Form F-1, so that it would be made effective at 5:30 p.m. Eastern time on December 22, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended. In accordance with our telephonic advice to you through our counsel, we hereby withdraw our request for acceleration at the aforementioned effective date.

Thank you for the Staff’s cooperation in connection with this matter. Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

RUBICO INC.

By:	/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: Chief Financial Officer

December 22, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rubico Inc.
Registration Statement on Form F-1
File No. 333-292077

Ladies and Gentlemen:

Reference is made to our letter, previously filed as correspondence via EDGAR on December 19, 2025, in which we provided concurrence in the request for acceleration of the effective date of the above-referenced Registration Statement for December 22, 2025, at 5:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg________________
Name: Larry Glassberg Title: Co-Head of Investment Banking